As filed with the Securities and Exchange Commission on July 1, 2025.	Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

Mitsubishi UFJ Financial Group, Inc.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Japan

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered (2)	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee (3)
American Depositary Shares representing ordinary shares of Mitsubishi UFJ Financial Group, Inc.	1,000,000,000 American Depositary Shares	$5.00	$50,000,000	$7,655.00
(1)	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares or portion thereof.
(2)(3)	On June 27, 2025, the Registrant filed a Form F-6 registering 1,000,000,000 American Depositary Shares (File No. 333-288371) and paid a filing fee of $7,655.00 (the “Prior Registration Statement”). The previously paid filing fee from the Prior Registration Statement is being offset against the currently due filing fee pursuant to Rule 457(p). The securities have not been sold and the Registrant has withdrawn the Prior Registration Statement.

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of the depositary shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of depositary shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 14, 15 and 17
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 14 and 17
(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles number 11, 14, 15, 16 and 17
(v) The sale or exercise of rights	Articles number 13, 14 and 17
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 14, 16 and 17
(vii) Amendment, extension or termination of the deposit agreement	Articles number 19 and 20
(viii) Rights of holders of depositary shares to inspect the transfer books of the depositary and the list of holders of depositary shares	Article number 11
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4, 6, 21 and 22
(x) Limitation upon the liability of the depositary	Articles number 13, 17, 18 and 20

3. Fees and Charges	Articles number 7 and 9

Item - 2. Available Information

The foreign issuer either, as applicable, (i) publishes information as contemplated under Rule 12g3-2(b) or (ii) is or will be subject to the periodic reporting requirements and will file or submit certain reports to the Commission, in each case under the Securities Exchange Act of 1934, as amended.	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of December 22, 2004 among Mitsubishi UFJ Financial Group, Inc. (f/k/a Mitsubishi Tokyo Financial Group, Inc.), The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not applicable.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.
e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)    If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 1, 2025.

Legal entity created by the agreement for the issuance of depositary shares representing ordinary shares of Mitsubishi UFJ Financial Group, Inc.

By:	The Bank of New York Mellon
As Depositary

	By:	/s/ Lance Miller
	Name:	Lance Miller
	Title:	Director

Pursuant to the requirements of the Securities Act of 1933, Mitsubishi UFJ Financial Group, Inc. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Tokyo, Japan on July 1, 2025.

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Hironori Kamezawa
Name:	Hironori Kamezawa
Title:	President & Group Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on July 1, 2025.

/s/ Hironori Kamezawa	Director, President & Group Chief Executive Officer
Hironori Kamezawa	(principal executive officer)

/s/ Jun Togawa	Senior Managing Corporate Executive and Group
Jun Togawa	Chief Financial Officer
(principal financial and principal accounting officer)

/s/ Keiko Honda	Director
Keiko Honda

/s/ Satoko Kuwabara	Director
Satoko Kuwabara

/s/ Hirofumi Nomoto	Director
Hirofumi Nomoto

/s/ Mari Elka Pangestu	Director
Mari Elka Pangestu

/s/ Hiroshi Shimizu	Director
Hiroshi Shimizu

/s/ David Sneider	Director
David Sneider

/s/ Miyuki Suzuki	Director
Miyuki Suzuki

/s/ Koichi Tsuji	Director
Koichi Tsuji

/s/ Teruhisa Ueda		Director
Teruhisa Ueda

/s/ Ryoichi Shinke		Director
Ryoichi Shinke

/s/ Takayuki Yasuda		Director
Takayuki Yasuda

/s/ Kanetsugu Mike		Director, Chairman
Kanetsugu Mike

/s/ Junichi Hanzawa		Director
Junichi Hanzawa

/s/ Makoto Kobayashi		Director
Makoto Kobayashi

/s/ Hiroshi Kubota		Director
Hiroshi Kubota

Authorized Representative in the United States

By:	/s/ Mark Thumser
Name	Mark Thumser
Title:	Chief Financial and Strategy Officer for the Americas MUFG Bank, Ltd.

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Amended and Restated Deposit Agreement dated as of December 22, 2004 among Mitsubishi UFJ Financial Group, Inc. (f/k/a Mitsubishi Tokyo Financial Group, Inc.), The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities to be registered.

5	Certification Under Rule 466.